Mail Stop 4720                                      August 12, 2009

Mr. Neil Reithinger, Secretary
Baywood International, Inc.
9380 E. Bahia Drive, Suite A201
Scottsdale, Arizona 85260

Re:     Baywood International, Inc.
        Preliminary information statement filed August 7, 2009
        File No. 000-22024

Dear Mr. Reithinger:

        We have monitored your filing solely with respect to the proposed sale of assets
and have the following comments.  Where indicated, we think you should revise your
document in response to these comments.  If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary.  Please
be as detailed as necessary in your explanation.  In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your
disclosure.  After reviewing this information, we may or may not raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Proposed Sale of Assets

General

1.  Please expand the information provided to include historical and pro forma
    financial statements.

2.  Please include a detailed discussion of the specific use of the proceeds you will
    receive from the sale.

3. Please include a discussion of your operations subsequent to the sale including:
   - The nature of your continuing business operations;
   - Staffing, distribution, and manufacturing requirements; and
   - Management.

4. If applicable, please include a discussion of any material conflicts of interest that exist relative to the sale, use of proceeds, loan repayments, and continuing operations.

Recommendation of the Board of Directors, page 5

5. We note your reference to the many factors considered by the Board.  Please expand the discussion to include a specific discussion of each of the material factors, both positive and negative, considered by the Board.

6. To the extent practicable, please quantify the factors the Board considered.  In this regard, we note the Board considered "the value that shareholders would realize in the Agreement and the Asset Sale compared to the value likely to be realized by our stockholders in the event we did not enter into the foregoing transaction.

7. Please expand the discussion to provide more specific information relative to the "new strategic direction" you intend to pursue with respect to your beverage brands and how this new direction differs from your activities prior to the sale.

Appendix A

Article III, Conditions to Closing

8. We note section 3.1(i)(vi) required you to provide Nutra, Inc. with a fairness opinion "issued by a qualified firm that the purchase price and other terms and conditions of this agreement are fair to the shareholders of Sellers [ Nutritional Specialties, Inc. and Baywood International, Inc.] from a financial point of view…."  Please expand the discussion in the information statement to include a discussion of this fairness opinion and include the fairness opinion as an exhibit to the information statement.  We may have additional comments.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have questions regarding these comments, please contact John L. Krug, Senior Counsel, at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, Daniel Greenspan, Special Counsel, at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director